Exhibit 99.4

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING INTEROIL CORPORATION AND EXXON MOBIL CORPORATION.

IN ORDER TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR SECURITYHOLDERS OF INTEROIL CORPORATION

Please read the Instructions set out below and the management information circular of InterOil Corporation dated January 13, 2017 (the “Information Circular”) carefully before completing this letter of transmittal (the “Letter of Transmittal”).

This Letter of Transmittal is for use by registered holders (“Shareholders”) of common shares (“Common Shares”) of InterOil Corporation (“InterOil”) and holders (“RSU Holder”) of restricted share units (“RSUs”, and together with Common Shares, “InterOil Securities”) in connection with the proposed plan of arrangement (the “Arrangement”) involving InterOil and Exxon Mobil Corporation (“ExxonMobil”), pursuant to an arrangement agreement dated July 21, 2016 (the “Original Arrangement Agreement”), as amended and restated on December 15, 2016 (as may be further amended, supplemented and/or restated in accordance therewith, the “Arrangement Agreement”), a copy of which is available on InterOil’s SEDAR profile, available at www.SEDAR.com. Capitalized terms used, but not defined in this Letter of Transmittal, shall have the meanings given to them in the Information Circular. References to dollar amounts herein are to U.S. dollars. You are urged to read the Information Circular which contains, among other things, a description of the Arrangement consideration and other details of the Arrangement and related transactions. Securityholders should consult their own investment and tax advisors prior to submitting a Letter of Transmittal.

Securityholders who have previously submitted a Letter of Transmittal in connection with the transactions contemplated by the Original Arrangement Agreement which has not been returned to them, do not need to submit a new Letter of Transmittal provided that the information provided by such Securityholder in the Letter of Transmittal is and will be as of the Effective Date true, complete and accurate. Shareholders who are in possession of share certificates representing Common Shares will need to submit a new Letter of Transmittal for the Common Shares represented by those share certificates. Similarly, RSU Holders whose RSU holdings have changed since the date they originally submitted a Letter of Transmittal will need to submit a new letter of Transmittal for their RSUs.

This Letter of Transmittal is only to be used by registered Shareholders and RSU Holders. Holders of Common Shares which are registered in the name of a broker, investment dealer, bank, trust company, custodian or other nominee should immediately contact such nominee for instructions and assistance in delivery of the share certificate(s) or DRS Advice(s) (as defined below) representing those Common Shares.

The Depositary (as defined below) or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for certain addresses and telephone numbers).

Pursuant to the Arrangement, ExxonMobil will indirectly acquire all of the issued and outstanding InterOil Securities, and the holders thereof (“Securityholders”) will be entitled to receive on completion of the Arrangement, for each Common Share or RSU held, consideration comprised of the following (the “Consideration”):

1.	shares of ExxonMobil common stock, without par value (“ExxonMobil Shares”) worth US$45.00, calculated based on the volume weighted average price (the “10-day VWAP”) of ExxonMobil Shares on the New York Stock Exchange for the ten (10) consecutive trading days ending on (and including) the second trading date immediately prior to the Effective Date; and

2.	a contingent resource payment, as further described in the Information Circular (a “CRP”).

Registered Shareholders and RSU Holders will not receive the Consideration they are entitled to receive pursuant to the Arrangement until they submit a duly completed Letter of Transmittal to the Computershare Investor Services Inc. (the “Depositary”), together with such additional documents and instruments as the Depositary may reasonably require (including, in the case of a Shareholder, the certificate(s) or Direct Registration System Advice (“DRS Advice”) representing the Common Shares in respect of which the deposit relates). For greater certainty, RSU Holders are not required to deliver certificate(s) or DRS Advice(s) in respect of their RSUs.

In no event shall any Shareholder or RSU Holder be entitled to a fractional ExxonMobil Share. Where the aggregate number of ExxonMobil Shares to be issued to a Shareholder or RSU Holder as consideration under the Arrangement would result in a fraction of an ExxonMobil Share being issuable, the Shareholder or RSU Holder shall receive a cash amount (without interest) calculated by multiplying the 10-day VWAP ending on (and including) the second trading date immediately before the Effective Date by the fraction of an ExxonMobil Share that the Shareholder or RSU Holder would have otherwise been entitled to receive (after taking into account all Common Shares surrendered by such Shareholder or RSU Holder). For greater certainty, no other consideration will be paid or issued to a Shareholder or RSU Holder in lieu of the issuance of any such fractional ExxonMobil Share.

Completion of the Arrangement is subject to the satisfaction of certain conditions. No payment of any Consideration will be made prior to the closing of the Arrangement. Reference should be made to the Information Circular for more information regarding expected timing for completion of the Arrangement.

TO:	INTEROIL CORPORATION (“INTEROIL”)

AND TO:	EXXON MOBIL CORPORATION (“EXXONMOBIL”)

AND TO:	ACQUISITIONCO (AS DEFINED IN THE INFORMATION CIRCULAR)

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (THE “DEPOSITARY”)

Please complete each of the steps set out below in order.

STEP 1: DESCRIPTION OF THE INTEROIL SECURITIES BEING DEPOSITED

The undersigned registered holders of Common Shares and/or RSUs (the “undersigned” or the “Depositing Securityholder”) hereby delivers to the Depositary the Common Shares and/or RSUs set out below to be exchanged for the Consideration all in accordance with the Arrangement as described in the Information Circular.

DESCRIPTION OF COMMON SHARES DEPOSITED

To be completed by registered holders of Common Shares

DRS Advice(s) or Certificate Number(s)	Name in which Common Shares are Registered	Number of Common Shares Deposited

TOTAL:

(if the space above is not sufficient, please see section 6(a) of the Instructions)

DESCRIPTION OF RSUS DEPOSITED(1)
To be completed by RSU Holders

Name in which RSUs are Registered	Number of RSUs Deposited

TOTAL:

(if the space above is not sufficient, please see section 6(a) of the Instructions)

Notes/Instructions:

(1)	The information provided must match the information contained on the register of RSU Holders maintained by InterOil.

☐	Check here if some or all of your Common Share certificates have been lost, stolen or destroyed. Please review section 7 of the Instructions for the procedure to replace lost, stolen or destroyed Common Share certificates.

NON-REGISTERED HOLDERS OF COMMON SHARES SHOULD CONTACT THEIR BROKER, DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE WHO HOLD THEIR COMMON SHARES ON THEIR BEHALF TO ARRANGE FOR THEIR EXCHANGE.

STEP 2: REGISTRATION AND DELIVERY INSTRUCTIONS

The Depositary, InterOil, ExxonMobil and AcquisitionCo are hereby authorized and directed to cause the Consideration which the Securityholder is entitled to receive in accordance with the terms of the Arrangement to be issued and/or registered in the name of the undersigned (unless alternative registration is required in the manner set forth below), confirmation of which shall be sent by mail to the address specified or held for pick up, if so indicated. If the Interim Resource Certification is not completed prior to the Effective Date, Securityholders will receive an escrow verification receipt (“EVR”) evidencing CRPs contemplated by the Arrangement. If the Interim Resource Certification is completed prior to the Effective Date and the volume of the PRL 15 2C Resources is greater than 6.2 tcfe, InterOil and ExxonMobil will revise the definition of CRP to mean an amount equal to the amount that would have otherwise been released to Securityholders as the CRP Payout and provide for the payment of the CRP to each Securityholder at the Effective Time through the Depositary

BOX A(1)	BOX B(2)
REGISTRATION INSTRUCTIONS	DELIVERY INSTRUCTIONS
(please print or type)	(please print or type)

Unless Box C is checked, send DRS Advice(s) representing ExxonMobil Shares, and/or a cheque (if any) or payment for any fractional interests in ExxonMobil Shares (if any) to:

☐ Same as address in Box A or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone – Business Hours)	(Telephone – Business Hours)

(Tax Identification, Social Insurance or Social Security Number) (Also provide IRS Form W-9 or the appropriate IRS Form W-8)	(Tax Identification, Social Insurance or Social Security Number) (Also provide IRS Form W-9 or the appropriate IRS Form W-8)

(1)	All Securityholders must complete Box A.	(2)	The delivery instructions given in this Box B will also be used to return certificate(s) representing Deposited Shares (as defined below) if required for any reason

BOX C

HOLD FOR PICK-UP

☐	Check here if the DRS Advice(s) and cheque (if any) are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

BOX D

STATUS AS U.S. SHAREHOLDER

TO BE COMPLETED BY ALL SECURITYHOLDERS

BY SELECTING ONE BOX BELOW

(See section 10 of the Instructions)

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

☐	The person signing this Letter of Transmittal represents that he/she/it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐	The person signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any holder of InterOil Securities that is either: (a) providing an address in Box A or B that is located within the United States; or (b) that is a U.S. Person for U.S. federal income tax purposes as described in section 10 of the Instructions.

If you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, then in order to avoid possible U.S. backup withholding, you must complete the Form W-9 included herewith or otherwise provide certification that you are exempt from backup withholding, as provided in the Instructions.

STEP 3: COMPLETE AND SIGN AS INDICATED

By signing below, the undersigned expressly agrees to the terms and conditions set out above.

This Letter of Transmittal must be signed below by: (i) the registered Shareholder(s) exactly as the name(s) appear(s) on the certificates representing the Deposited Shares; (ii) the RSU Holder as the name appears of the register of RSU Holders maintained by InterOil; or (iii) by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith, or, pursuant to sections 3 or 4 of the Instructions, by a fiduciary or authorized representative.

Dated: , 20

Authorized Signature of Guarantor (if required under sections 3 or 4 of the Instructions)	Signature of Securityholder or Authorized Representative (see sections 3 and 5 of the Instructions)

Name of Guarantor (please print or type)	Address of Securityholder

Address of Guarantor (please print or type)	Daytime Telephone Number of Securityholder

Facsimile Number of Securityholder

Social Insurance Number or U.S. Taxpayer Identification Number (must be provided)

Name of Securityholder (please print or type)

.
Name of Authorized Representative, if applicable (please print or type)

STEP 4: REPRESENTATIONS, WARRANTIES, COVENANTS AND ACKNOWLEDGMENTS

The Depositing Securityholder:

1.	represents and warrants that: (a) the Depositing Securityholder is the legal owner of the above listed Common Shares (the “Deposited Shares”) and has good title to the rights represented by the above mentioned share certificate(s) or DRS Advice(s), free and clear of all liens, charges, encumbrances, claims and equities, together with all rights and benefits; (b) the Depositing Securityholder has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the certificate(s) or DRS Advice(s) representing the Deposited Shares in accordance with the Arrangement and that, when the Consideration is paid and/or received for such Deposited Shares, none of InterOil, ExxonMobil, AcquisitionCo or any successors thereto will be subject to any adverse claim in respect of such Deposited Shares; (c) all information inserted into this Letter of Transmittal by the Depositing Securityholder is true, complete and accurate; and (d) the Deposited Shares have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person. The covenants, representations and warranties of the Depositing Securityholder herein contained shall survive the completion of the Arrangement;

2.	for any RSUs listed above:

(a)	notwithstanding section 1 above, represents that the representations and warranties in section 1(a) to (d) will be true at the Effective Date in respect of the Common Shares issued to the Depositing Securityholder pursuant to the Arrangement on account of any RSUs listed above (assuming completion of the Arrangement); and

(b)	the Depositing Securityholder is hereby advised that it will receive, pursuant to the Arrangement, such number of Common Shares as are due to the Depositing Securityholder under the terms of such RSUs and thereafter (i) the Company Incentive Plans will terminate and the Depositing Securityholder shall not have any rights, liabilities or obligations in respect of the Company Incentive Plans and (ii) the Depositing Securityholder will be treated in all respects as a Shareholder with respect to the Common Shares so issued;

3.	acknowledges receipt of the Information Circular;

4.	irrevocably constitutes and appoints each director and officer of each of InterOil and ExxonMobil and any other person designated by InterOil or ExxonMobil in writing, the true and lawful agent and attorney of the Depositing Securityholder to do such acts or take such actions in the name of or on behalf of the Depositing Securityholder with respect to the exchange of the Depositing Securityholder’s Deposited Shares for the Consideration in accordance with the Arrangement (such power of attorney being deemed to be an irrevocable power coupled with an interest);

5.	directs the Depositary to issue or cause to be issued DRS Advice(s), EVR(s) and/or a cheque (as applicable) the in the name(s) indicated in Step 2 above and in accordance with the delivery instructions provided in Step 2 above (or if no delivery instructions are provided, to the last address of record on InterOil’s applicable register);

6.

acknowledges that InterOil, ExxonMobil, AcquisitionCo and the Depositary shall be entitled to deduct and withhold from any consideration or amount otherwise payable to the Depositing Securityholder such amounts as InterOil, ExxonMobil, AcquisitionCo or the Depositary may be required to deduct and withhold with respect to such consideration under the Income Tax Act

(Canada), the United States Internal Revenue Code of 1986, as amended, or any other relevant provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld and remitted to the relevant governmental entity, such withheld amounts shall be treated for all purposes hereof as having been paid to the Depositing Securityholder in respect of which such deduction and withholding was made. In connection with any amount required to be withheld pursuant to the Arrangement, the Depositing Securityholder acknowledges and agrees that InterOil, ExxonMobil, AcquisitionCo and the Depositary shall also have the right to withhold such number of ExxonMobil Shares otherwise issuable to such Depositing Securityholder pursuant to the Plan of Arrangement as would be necessary to produce sale proceeds (after deducting reasonable commissions payable to the broker and other reasonable costs and expenses) sufficient to fund any withholding obligation in respect of the Depositing Shareholder (provided that no sales of any such ExxonMobil Shares shall occur in the United States or any other jurisdiction in which such sales are not permitted under applicable Law). The Depositing Securityholder shall be deemed to have granted an irrevocable power of attorney to effect the sale of the applicable ExxonMobil Shares. Withholding in respect of the transfer of the CRP into escrow and any payments made pursuant to the agreement, substantially in the form set out in Schedule G to the Information Circular (the “CRP Agreement”), will be governed exclusively by the CRP Agreement. If the Interim Resource Certification is completed prior to the Effective Date and the volume of the PRL 15 2C Resources is greater than 6.2 tcfe, the CRP Agreement will not be entered and any withholding taxes on the payment of the CRP, as amended, will be governed by Section 2.13 of the Arrangement Agreement (excluding the final sentence therein) as applicable to cash or stock payments, as the case may be.

7.	covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of Common Share(s) and/or RSU(s), directly or indirectly, for the Consideration;

8.	acknowledges that all authority conferred, or agreed to be conferred, by the Depositing Securityholder herein may be exercised during any subsequent legal incapacity of the Depositing Securityholder and shall survive the death, incapacity, bankruptcy or insolvency of the Depositing Securityholder and all obligations of the Depositing Securityholder herein shall be binding upon the heirs, personal representatives, successors and assigns of the Depositing Securityholder;

9.	acknowledges and agrees that, until deposited in accordance with section 5.1(b) of the Plan of Arrangement (being Schedule D to the Information Circular), each certificate that immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such deposit the Consideration to which the holders of such Common Shares are entitled under the Arrangement. Any such certificate formerly representing Common Shares not duly surrendered on or before the last Business Day prior to the sixth anniversary of the Effective Date, or such shorter or longer period required under applicable law, shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against InterOil, ExxonMobil or AcquisitionCo. On such date, all Consideration to which such former Shareholder was entitled shall be deemed to have been surrendered for cancellation to AcquisitionCo;

10.	by virtue of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Share(s) and/or RSU(s) deposited pursuant to the Arrangement will be determined by InterOil and ExxonMobil in their sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on InterOil, ExxonMobil, AcquisitionCo, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

11.	acknowledges that it has consulted or has had the opportunity to consult its tax advisor with respect to the potential income tax consequences to it arising out of the Arrangement;

12.	acknowledges that all cash payments will be made in U.S. dollars;

13.	by reason of the use by the Depositing Securityholder of this Letter of Transmittal in the English language, the Depositing Securityholder acknowledges that he, she or it is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. Le soussigné reconnaît qu’en raison de son utilisation d’une version anglaise de cette lettre d’envoi et formulaire de choix, il est réputé d’avoir exigé que tout contrat attesté par l’Arrangement, tel qu’il est accepté au moyen de cette lettre d’envoi et formulaire de choix, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais;

14.	acknowledges that if the Arrangement is completed, the deposit of Common Share(s) and/or RSU(s) pursuant to this Letter of Transmittal is irrevocable; and

15.	acknowledges that if the Arrangement is not completed and the Arrangement Agreement is terminated or InterOil or ExxonMobil terminate their obligations thereunder pursuant to its terms, the Depositing Securityholder directs the Depositary to return the enclosed Common Shares certificate(s) or DRS Advice(s) to the address of the Shareholder indicated in Step 3 above by first class mail.

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	This Letter is to be completed by a registered Shareholder and/or RSU Holder. This Letter of Transmittal, duly completed, together with such additional documents and instruments as the Depositary may reasonably require (including, in the case of a Shareholder, the certificate(s) or DRS Advice(s) representing the Common Shares in respect of which the election relates) should be received by the Depositary at the appropriate address set out on the back page of this Letter of Transmittal in order to facilitate prompt delivery of the Consideration upon completion of the Arrangement.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificate(s) or DRS Advice(s) representing the deposited Common Shares and/or all other documents that may be required by the Depositary is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary at one of its offices specified below. It is recommended that the necessary documentation be hand delivered to the Depositary, at one of its offices, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained and a return receipt requested.

2.	Registration and Delivery Instructions

The box entitled “Registration Instructions” must be completed by all Securityholders or by their duly authorized representatives. One of the boxes entitled “Delivery Instructions” or “Hold for Pick-Up” must also be completed or checked, as applicable. In the event that the boxes entitled “Registration Instructions” and “Delivery Instructions”, as applicable, are not completed by holders of Common Shares and/or RSUs, the Consideration to be issued and/or registered to such holder shall be issued and/or registered in the name of such holder as such name appears on the register of holders of Common Shares and/or RSUs (as applicable), and shall be delivered to the address otherwise indicated by the holder, or where no such address is indicated, to the holder’s latest address appearing on the register of holders of Common Shares and/or RSUs (as applicable). See also section 4 “Guarantee of Signatures” below.

3.	Signatures

(a)	This Letter of Transmittal must be completed and signed by the Securityholder or by such Securityholder’s duly authorized representative (in accordance with section 5 “Fiduciaries, Representatives and Authorizations” below).

(b)	If this Letter of Transmittal is signed by the registered owner(s) of the Deposited Securities, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered without any change whatsoever (and any certificates representing the Common Shares need not be endorsed) If such Deposited Securities are owned by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Securities or if the Consideration is to be issued to a person other than the registered holder(s):

(i)	such deposited Common Share certificates or DRS Advices must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered (or as appearing on the Common Share certificates) and must be guaranteed as noted in section 4 “Guarantee of Signatures” below.

(d)	Sections 3(b) and (c) shall not apply to RSU Holders. However, this Letter of Transmittal must be signed by the RSU Holder.

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Securities, or if the Consideration to be issued are to be registered in a name other than the name of the registered owner(s) of the Deposited Securities, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An “Eligible Institution” means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of InterOil, ExxonMobil, AcquisitionCo or the Depositary, at their sole discretion, may require additional evidence of such person’s authority or additional documentation.

6.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates or DRS Advices representing the Deposited Shares, additional certificate numbers and the number of Deposited Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Securities are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal must be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All Depositing Securityholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)	The holder of the Common Shares and/or RSUs that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

(e)	Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed below. A copy of this Letter of Transmittal is also available under InterOil’s SEDAR profile, available at www.sedar.com.

7.	Lost Certificates

If a certificate representing Common Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

8.	Fractional Shares

No fractional ExxonMobil Shares shall be issued under the Arrangement. Where the aggregate number of ExxonMobil Shares to be issued to a Shareholder or RSU Holder as consideration under the Arrangement would result in a fraction of an ExxonMobil Share being issuable, the Shareholder or RSU Holder shall receive a cash amount (without interest) calculated by multiplying the 10-day VWAP ending on (and including) the second trading date immediately before the Effective Date by the fraction of a ExxonMobil Share that the Shareholder or RSU Holder would have otherwise been entitled to receive (after taking into account all Common Shares surrendered by such Shareholder or RSU Holder).

9.	Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about Securityholders from transactions the Depositary performs, forms Securityholders may send to the Depositary or other communications the Depositary may have with Securityholders and their representatives. This information could include a Securityholder’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this information to administer a Securityholder’s account, to better serve client needs and for other lawful purposes relating to its services. Some of the Securityholders’ information may be transferred to servicers in the U.S. for data processing and/or storage. The Depositary has prepared a Privacy Code to inform Securityholders more about its information practices, how their privacy is protected and how to contact its Chief Privacy Officer. It is available at the Depositary’s website, at www. computershare.com, or by writing to the Depositary at 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Depositary will use the information a Securityholder provides with this Letter of Transmittal in order to process a Securityholder’s request and will consider a Securityholder’s submission of this Letter of Transmittal as its consent to the above.

10.	Important Tax Information for U.S. Shareholders

A U.S. Shareholder may be subject to information reporting and backup withholding (currently at a rate of 28%) pursuant to U.S. federal income tax law with respect to cash received in lieu of fractional shares and on payment of the CRPs to such person. To prevent backup withholding, a U.S. Shareholder that is a U.S. Person must either (a) properly complete and return the enclosed

Internal Revenue Service (“IRS”) Form W-9, which requires such U.S. Person to provide its taxpayer identification number (“TIN”) and to certify under penalty of perjury that (i) the TIN provided is correct, (ii) (x) the U.S. Person is exempt from backup withholding, (y) the U.S. Person has not been notified by the IRS that such U.S. Person is subject to backup withholding as a result of a failure to report all interest or dividends, or (z) the IRS has notified the U.S. Person that such U.S. Person is no longer subject to backup withholding, and (iii) the shareholder is a U.S. Person (including a U.S. resident alien) or (b) otherwise establish that such U.S. Person is exempt from backup withholding. Failure to provide the information on the IRS Form W-9 may subject the U.S. Person to backup withholding at the applicable rate, and such U.S. Person may be subject to a penalty imposed by the IRS. See the enclosed IRS From W-9 and the instructions thereto for additional information. A Depositing Securityholder that is a U.S. Person is required to give the Depositary the TIN of the record owner of the InterOil Securities being tendered. If the InterOil Securities are held in more than one name or are not in the name of the actual owner, consult the instructions to the enclosed IRS Form W-9 for guidance on which number to report.

Backup withholding is not an additional income tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to backup withholding, provided that the required information is timely given to the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS if eligibility is established and an income tax return is timely filed.

For purposes of these instructions, a “U.S. Person” is any holder of InterOil Securities that is, for U.S. federal income tax purposes:

(a)	an individual who is a citizen or resident of the United States;

(b)	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any State thereof or the District of Columbia;

(c)	an estate, the income of which is subject to United States federal income tax regardless of its source; or

(d)	a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

To prevent backup withholding, a U.S. Shareholder that is a non-U.S. Person should submit to the Depositary an appropriate and properly completed IRS Form W-8, signed under penalty of perjury, or otherwise establish an exemption. An appropriate IRS Form W-8 (W-8BEN, W-8BEN-E, W-8ECI or other form) may be obtained from the Depositary or at www.irs.gov.

Form W-9 (Rev. December 2014) Department of the Treasury Internal Revenue Service
Request for Taxpayer Identification Number and Certification
Give Form to the requester. Do not send to the IRS.
Print or type See Specific Instructions on page 2.
1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
2 Business name/disregarded entity name, if different from above
3 Check appropriate box for federal tax classification; check only one of the following seven boxes:
Individual/sole proprietor or single-member LLC C Corporation S Corporation Partnership Trust/estate
Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership)
Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.
Other (see instructions)
4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page
3): Exempt payee code (if any)
Exemption from FATCA reporting code (if any)
(Applies to accounts maintained outside the U.S.)
Requester’s name and address (optional)
5 Address (number, street, and apt. or suite no.)
6 City, state, and ZIP code
7 List account number(s) here (optional)
Part I Taxpayer Identification Number (TIN)
Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3. Social security number or - -
Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter. Employer identification number -
Part II Certification
Under penalties of perjury, I certify that:
1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.
Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.
Sign Here Signature of U.S. person Date
General Instructions
Section references are to the Internal Revenue Code unless otherwise noted.
Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9.
Purpose of Form
An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:
Form 1099-INT (interest earned or paid)
Form 1099-DIV (dividends, including those from stocks or mutual funds)
Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
Form 1099-S (proceeds from real estate transactions)
Form 1099-K (merchant card and third party network transactions)
Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
Form 1099-C (canceled debt)
Form 1099-A (acquisition or abandonment of secured property)
Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.
If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.
By signing the filled-out form, you:
1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and
4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information.
Cat. No. 10231X
Form W-9 (Rev. 12-2014)

Form W-9 (Rev. 12-2014) Page 2
Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.
Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:
An individual who is a U.S. citizen or U.S. resident alien;
A partnership, corporation, company, or association created or organized in the
United States or under the laws of the United States;
An estate (other than a foreign estate); or
A domestic trust (as defined in Regulations section 301.7701-7).
Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.
In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:
In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;
In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and
In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.
Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).
Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.
If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:
1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.
Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.
If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.
Backup Withholding
What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.
You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.
Payments you receive will be subject to backup withholding if:
1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).
Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information.
Also see Special rules for partnerships above.
What is FATCA reporting?
The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information.
Updating Your Information
You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.
Penalties
Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.
Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.
Specific Instructions
Line 1
You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.
If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.
a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.
Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.
b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2.
c. Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2.
d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.
e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Form W-9 (Rev. 12-2014) Page 3
Line 2
If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.
Line 3
Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.
Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the “Limited Liability Company” box and enter “P” in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the “Limited Liability Company” box and in the space provided enter “C” for C corporation or “S” for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the “Limited Liability Company” box; instead check the first box in line 3 “Individual/sole proprietor or single-member LLC.”
Line 4, Exemptions
If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.
Exempt payee code.
Generally, individuals (including sole proprietors) are not exempt from backup withholding.
Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.
Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.
The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.
1 - An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)
2 - The United States or any of its agencies or instrumentalities
3 - A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities
4 - A foreign government or any of its political subdivisions, agencies, or instrumentalities
5 - A corporation
6 - A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession
7 - A futures commission merchant registered with the Commodity Futures Trading Commission
8 - A real estate investment trust
9 - An entity registered at all times during the tax year under the Investment Company Act of 1940
10 - A common trust fund operated by a bank under section 584(a)
11 - A financial institution
12 - A middleman known in the investment community as a nominee or custodian
13 - A trust exempt from tax under section 664 or described in section 4947
The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.
IF the payment is for ...
Interest and dividend payments
Broker transactions
Barter exchange transactions and patronage dividends
Payments over $600 required to be reported and direct sales over $5,0001
Payments made in settlement of payment card or third party network transactions
THEN the payment is exempt for ...
All exempt payees except for 7
Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Exempt payees 1 through 4
Generally, exempt payees 1 through 52
Exempt payees 1 through 4
1 See Form 1099-MISC, Miscellaneous Income, and its instructions.
2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.
Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code.
A - An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)
B - The United States or any of its agencies or instrumentalities
C - A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities
D - A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)
E - A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)
F - A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state
G - A real estate investment trust
H - A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940
I - A common trust fund as defined in section 584(a)
J - A bank as defined in section 581
K - A broker
L - A trust exempt from tax under section 664 or described in section 4947(a)(1)
M - A tax exempt trust under a section 403(b) plan or section 457(g) plan
Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.
Line 5
Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.
Line 6
Enter your city, state, and ZIP code.
Part I. Taxpayer Identification Number (TIN)
Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.
If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.
If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.
Note. See the chart on page 4 for further clarification of name and TIN combinations.
How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).
If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.
Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.
Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 12-2014) Page 4
Part II. Certification
To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.
For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier.
Signature requirements. Complete the certification as indicated in items 1 through 5 below.
1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.
2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.
3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.
4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).
5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.
What Name and Number To Give the Requester
For this type of account:
1. Individual
2. Two or more individuals (joint account)
3. Custodian account of a minor (Uniform Gift to Minors Act)
4. a. The usual revocable savings trust (grantor is also trustee)
b. So-called trust account that is not a legal or valid trust under state law
5. Sole proprietorship or disregarded entity owned by an individual
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))
For this type of account:
7. Disregarded entity not owned by an individual
8. A valid trust, estate, or pension trust
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553
10. Association, club, religious, charitable, educational, or other tax-exempt organization
11. Partnership or multi-member LLC
12. A broker or registered nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))
Give name and SSN of:
The individual
The actual owner of the account or, if combined funds, the first individual on the account1
The minor2
The grantor-trustee1
The actual owner1
The owner3
The grantor*
Give name and EIN of:
The owner
Legal entity4
The corporation
The organization
The partnership
The broker or nominee
The public entity
The trust
1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.
2 Circle the minor’s name and furnish the minor’s SSN.
3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.
4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 2.
*Note. Grantor also must provide a Form W-9 to trustee of trust.
Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.
Secure Your Tax Records from Identity Theft
Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.
To reduce your risk:
Protect your SSN,
Ensure your employer is protecting your SSN, and
Be careful when choosing a tax preparer.
If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.
If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.
For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.
Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.
Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.
The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.
If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).
Visit IRS.gov to learn more about identity theft and how to reduce your risk.
Privacy Act Notice
Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

The Depositary for the Arrangement is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or Courier

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions Inquiries

North America Toll Free: 1-800-564-6253

Telephone (Outside North America): 514-982-7555

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance or additional copies of the Information Circular, the Letter of Transmittal may be directed by the Securityholders to the Depositary at the telephone number and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.